

August 12, 2020

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
           Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & M currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 10:00am on 08/12/20

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibits C & M

Attachment

Summary of changes made to Exhibit C:

- New entity TriAct Canada Marketplace LP was acquired
- New entity TCM Corp. was acquired

Summary of changes made to Exhibit M:

Membership Termination:
- Ronin Capital LLC was terminated

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) **08/12/20**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    400 South LaSalle Street
    Chicago, Illinois 60605

    20012383

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (913) 815-7000   (913) 815-7119
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Kyle Murray   VP, Associate General Counsel,   Cboe Exchange, Inc.   (913) 815-7121
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    400 S. LaSalle Street
    Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
    _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 08/12/20   Cboe Exchange, Inc.
        (MM/DD/YY)   (Name of Applicant)

By: _Kyle Murray_ [signature executed at 10:00am on 08/12/20]   Kyle Murray, VP, Associate General Counsel
    (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _see header_ day of _see header_ , _see header_ by _see header_
                                        (Month)   (Year)   (Notary Public)
My Commission expires ___see header_____ County of __see header_____ State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A.   Bats Global Markets Holdings, Inc.

1.   *Name*: Bats Global Markets Holdings, Inc.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100%
        of the membership interests of Bats Global Markets Holdings, Inc. Bats Global
        Markets Holdings, Inc. is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is
        an intermediate holding company.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        •   Ed Tilly
        •   Brian Schell

        Current Officers
        •   Ed Tilly (President and Chief Executive Officer)
        •   Jen Browning (Vice President)
        •   Jill Griebenow (Vice President)
        •   Bryan Harkins (Vice President)
        •   Chris Isaacson (Vice President)
        •   Jackie Hancock (Vice President and Controller)
        •   Emily Mitchell (Vice President)
        •   Brian Schell (Treasurer)
        •   J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

B. **Direct Edge LLC**

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. **Cboe BZX Exchange, Inc.**

   1.   *Name*: Cboe BZX Exchange, Inc.
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

   2.   *Form of organization*: Corporation.

   3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

   4.   *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

   5.   *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

   6.   *Copy of constitution*: Not applicable.

   7.   Copy of articles of incorporation or association and amendments: No changes.

   8.   *Copy of existing by-laws*: No changes.

   9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- Jill Sommers
- David Roscoe
- Scott Wagner

Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (SVP, Chief Compliance Officer)
- Jen Browning (VP, Head of Human Resources)
- Kevin Carrai (VP, Market Data and Access Services)
- Cole Chmielewski (Vice President, Operations)
- Catherine Clay (SVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Business Development)
- Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. **Cboe BYX Exchange, Inc.**

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is
   wholly-owned by Bats Global Markets Holdings, Inc., which is also the
   Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as
   a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E.   Cboe EDGA Exchange, Inc.

1.   *Name*: Cboe EDGA Exchange, Inc.
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors

        - Ed Tilly
        - Bruce Andrews
        - Kevin Murphy
        - Jill Sommers
        - David Roscoe
        - Scott Wagner

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Jen Browning (VP, Head of Human Resources)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Cole Chmielewski (Vice President, Operations)
        - Catherine Clay (SVP, Information Solutions)
        - Gary Compton (VP, Communications)
        - Jeff Connell (VP, Deputy Chief Regulatory Officer)
        - Brent Coonrod (VP, Software Engineering)
        - Arianne Criqui (SVP, Head of Options and Business Development)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F.   **Cboe EDGX Exchange, Inc.**

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly

- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G.   **Cboe C2 Exchange, Inc.**

1.   *Name*: Cboe C2 Exchange, Inc.
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21,
      2009.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered
      national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Bruce Andrews
      • Kevin Murphy
      • Jill Sommers
      • David Roscoe
      • Scott Wagner

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Alexandra Albright (SVP, Chief Compliance Officer)
      • Jen Browning (VP, Head of Human Resources)
      • Kevin Carrai (VP, Market Data and Access Services)
      • Cole Chmielewski (Vice President, Operations)
      • Catherine Clay (SVP, Information Solutions)
      • Gary Compton (VP, Communications)
      • Jeff Connell (VP, Deputy Chief Regulatory Officer)
      • Brent Coonrod (VP, Software Engineering)
      • Arianne Criqui (SVP, Head of Options and Business Development)
      • Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly

- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-
   owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
   100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer
   registered as such with the Securities and Exchange Commission and a member of
   the Financial Industry Regulatory Authority and other self-regulatory
   organizations. Cboe Trading, Inc. provides routing of orders from the Exchange
   Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX
   Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
   automated trading systems, electronic communication networks or other broker-
   dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Jackie Hancock (FINOP, Treasurer)
   - Bryan Upp (Chief Compliance Officer)
   - Troy Yeazel (President)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

I.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
       wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
       Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
       intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Brian Schell

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Jill Griebenow (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

J. **Cboe FX Holdings, LLC**

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   • None

   Current Officers
   • Ed Tilly (President and Chief Executive Officer)
   • Jill Griebenow (Vice President)
   • Bryan Harkins (Vice President)
   • Jackie Hancock (Vice President and Controller)
   • Chris Isaacson (Vice President)
   • Emily Mitchell (Vice President)
   • Brian Schell (Treasurer)
   • J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (VP, Controller)
   - Bryan Harkins (EVP, Head of Markets Division)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Andrew Lowenthal (EVP, International Expansion)
   - Brian Schell (EVP, CFO and Treasurer)
   - J. Patrick Sexton (EVP, General Counsel, and Secretary)

- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Jonathan Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (VP, CISO)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L.   **Cboe FX Services, LLC**

1.   *Name*: Cboe FX Services, LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:   No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President)
        • Bryan Harkins (Vice President)
        • Jackie Hancock (Vice President and Controller)
        • Chris Isaacson (Vice President)
        • Andrew Lowenthal (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)

10.   Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. **Cboe FX Europe Limited**

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*:   Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### N.	Cboe FX Asia Pte. Limited

1.	*Name*: Cboe FX Asia Pte. Limited
	Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2.	*Form of organization*: Private Company Limited by Shares.

3.	*Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4.	*Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5.	*Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6.	*Copy of constitution*: No changes.

7.	*Copy of articles of incorporation or association and amendments*: No changes.

8.	*Copy of existing by-laws*: Not applicable.

9.	*Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

	Current Directors
	- Ed Tilly
	- Ng Lip Chih (Singapore Nominee)

	Current Officers
	- Ed Tilly (President)
	- Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
	- Tan Zhe Lei, Secretary (Allen & Gledhill)

10.	*Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O.   Cboe Europe Limited

1.   *Name*: Cboe Europe Limited
       Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - Richard Balarkas
       - Julian Corner
       - Angelo Evangelou
       - Rebecca Fuller
       - Ted Hood
       - Dave Howson
       - Kristian West
       - John Woodman

       Current Officers
       - Dave Howson (Chief Executive Officer)
       - Antonio Amelia (Secretary)
       - Jerry Avenell (Co-Head Sales)
       - Alex Dalley (Co-Head Sales)
       - Tim Lipscomb (Chief Operations Officer)
       - Stephanie Renner (CFO)

<u>Standing Committees</u>

<u>Audit, Risk and Compliance Committee</u>
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

<u>Remuneration Committee</u>
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P.   Cboe Chi-X Europe Limited

1.   *Name*: Cboe Chi-X Europe Limited
        Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in England and Wales.

4.   *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited
        is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly
        owned by Bats Global Markets, Inc.

5.   *Brief description of business or functions*: Cboe Chi-X Europe Limited is
        authorized in the United Kingdom under the Financial Services and Markets Act
        2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20,
        2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe
        Limited operates the smart order router that is needed for the routing strategies
        deployed by Cboe Europe Limited. As of November 2018 this company remains
        dormant.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Dave Howson
        • John Woodman

        Current Officers
        • Dave Howson (Chief Executive Officer)
        • Antonio Amelia (Secretary)
        • Stephanie Renner (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

Q. **Cboe ETF.com, Inc.**

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Laura Morrison (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R.   IndexPubs S.A.

1.   *Name*: IndexPubs S.A.
        Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2.   *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4.   *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors

        Current Officers
        - Patricia Hidalgo (General Manager)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S.   **Cboe SEF, LLC**

1.   *Name*: Cboe SEF, LLC
       Address: 17 State Street, 31ˢᵗ Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.   *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (Senior Vice President and Chief Compliance Officer)
       • Jennifer Browning (Vice President, Human Resources)
       • Gary Compton (Vice President, Corporate Communications)
       • Eric Crampton (SVP, CTO)
       • John Deters (EVP, Chief Strategy Officer)
       • James Enstrom (Senior Vice President & Chief Audit Executive)
       • Angelo Evangelou (SVP, Market Policy & Government Affairs)
       • Todd Furney (VP, and Chief Risk Officer)
       • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
       • Jill Griebenow (SVP & Chief Accounting Officer)
       • Jackie Hancock (Vice President & Controller)
       • Bryan Harkins (Executive Vice President, Head of Markets Division)
       • Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
       • Dave Howson (EVP & President, Cboe Europe)
       • Chris Isaacson (Executive Vice President & COO)
       • Carol Kennedy (SVP, Marketing & Communications)
       • Andrew Lowenthal (Executive Vice President, International Expansion)

- Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jon Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

Managers
- Ed Tilly
- Gilbert Bassett, Jr.
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T.   Cboe Worldwide Holdings Limited

1.   *Name*: Cboe Worldwide Holdings Limited
Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Dave Howson

Current Officers
- Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. **Cboe Global Markets, Inc.**

1. *Name*: Cboe Global Markets, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Michael Richter
   - Jill Sommers
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Bryan Harkins (EVP, Head of Markets Division)
   - Dave Howson (EVP, President Europe)

- Chris Isaacson (EVP and COO)
- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

Nominating and Governance Committee
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

Finance and Strategy Committee
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V.   **Cboe Futures Exchange, LLC**

1.   *Name*: Cboe Futures Exchange, LLC
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a
        designated contract market (DCM) approved by the Commodity Futures Trading
        Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic
        futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Gilbert Bassett, Jr.
        - Michael Gorham
        - James Parisi
        - Jill Sommers

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (SVP and Chief Compliance Officer)
        - Jennifer Browning (VP, Human Resources)
        - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
        - Cole Chmielewski (Vice President, Operations)
        - Catherine Clay (SVP, Business Development)
        - Gary Compton (VP, Corporate Communications)
        - Eric Crampton (SVP, CTO)
        - Arianne Criqui (SVP, Head of Options and Global Client Services)
        - John Deters (Executive Vice President, Chief Strategy Officer)
        - James Enstrom (Senior Vice President & Chief Audit Executive)

- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Head of Markets Division
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe)
- Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Carol Kennedy (SVP, Marketing and Communications)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, and CFE Senior Managing Director)
- Matthew McFarland (VP, Head of Futures and CFE Managing Director)
- Michael Mollet (VP, MAS Product Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Operations and CFE Managing Director)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W.   Cboe Building Corporation

1.   *Name*: Cboe Building Corporation
Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
1980.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Owns facility used by Cboe Global
Markets, Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
and persons performing similar functions*:

Current Directors
- Ed Tilly
- Brian Schell

Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Jill Griebenow (Vice President
- Jackie Hancock (Vice President and Controller)
- Chris Isaacson (Vice President)
- Marc Magrini (Vice President)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
the applicant during previous year*: Not applicable.

X.   Cboe, LLC

1.   *Name*: Cboe, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      August 22, 2001.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe, LLC is a limited liability
      company member of OneChicago, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Catherine Clay (Vice President)
      - Jill Griebenow (Vice President)
      - Jackie Hancock (Vice President and Controller)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

Y.   Cboe III, LLC

1.   *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 2, 2014.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
   Tradelegs, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

Z.   Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    *   Ed Tilly
    *   Brian Schell
    *   Chris Isaacson

    Current Officers
    *   Ed Tilly (President and Chief Executive Officer)
    *   Alexandra Albright (SVP, Chief Compliance Officer)
    *   Jen Browning (VP, Head of Human Resources)
    *   Kevin Carrai (VP, Market Data and Access Services)
    *   Cole Chmielewski (VP, Operations)
    *   Catherine Clay (SVP, Information Solutions)
    *   Gary Compton (VP, Corporate Communications)
    *   Jeff Connell (VP, Deputy Chief Regulatory Officer)
    *   Brent Coonrod (Vice President, Software Engineering)
    *   Eric Crampton (SVP, CTO)
    *   Arianne Criqui (SVP, Head od Options and Business Development)
    *   Gina DeRaimo (VP, Cboe Derivatives Institute)
    *   John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
    *   Laura Dickman (VP, Associate General Counsel)
    *   James Enstrom (SVP, Chief Audit Executive) Bats
    *   Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Gerald Hanweck (Vice President, Technology)
- Bryan Harkins (EVP, Head of Markets Division)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Effectiveness)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (VP, Chief Communications Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Matt McFarland (Vice President, Derivatives - Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Lindsey Praechter (Vice President, Marketing)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Jonathan Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA.   Cboe Livevol, LLC

1.   *Name*: Cboe Livevol, LLC
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        May 29, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Livevol, LLC provides equity
        and index options technology for professional and retail traders, which includes
        options strategy backtesting, trade analysis and volatility modeling technologies
        and historical data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Andrew Lowenthal
        • John Deters
        • Catherine Clay

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Alexandra Albright (Chief Compliance Officer)
        • Brent Coonrod (Vice President)
        • Catherine Clay (Vice President)
        • Eric Crampton (Vice President)
        • John Deters (Vice President)
        • James Enstrom (Vice President, Chief Audit Executive)
        • Todd Furney (Chief Risk Officer)
        • Jennifer Golding (Vice President)
        • Jill Griebnow (Vice President)
        • Jackie Hancock (Vice President and Controller)
        • Chris Isaacson (Vice President)
        • Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB.   **Cboe UK Limited**

1.   *Name*: Cboe UK Limited
Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Company.

3.   *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Marketing and business development services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Dave Howson

Current Officers
- None

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC.   Cboe Vest, LLC

1.   *Name*: Cboe Vest, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      December 10, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company of majority equity
      investment in Eris Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - John Deters
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Catherine Clay (Vice President)
      - John Deters (Vice President)
      - Jill Griebenow (Vice President)
      - Jackie Hancock (Vice President and Controller)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

DD. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
    Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in
    American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - John Deters
    - Brian Schell

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - John Deters (Vice President)
    - Jill Griebenow (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Chris Isaacson (Vice President)
    - Andrew Lowenthal (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

EE. **Cboe Data Services, LLC**

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bryan Harkins
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Jim Roche (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF.   Signal Trading Systems, LLC

1.   *Name*: Signal Trading Systems, LLC
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        May 13, 2010.

4.   *Brief description of nature and extent of affiliation*: Fifty percent (50%)
        subsidiary of Cboe Exchange, Inc.

5.   *Brief description of business or functions:* Signal Trading Systems, LLC
        developed and markets a multi-asset front-end order entry system known as
        "Pulse".

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*: There are no directors or officers of
        Signal Trading Systems, LLC.

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

GG.   Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2,
   2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of
   Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides
   options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - Catherine Clay

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable

HH. <u>**Cboe Hong Kong Limited**</u>

1. *Name*: Cboe Hong Kong Limited
    Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
    - Andy Lowenthal

    <u>Current Officers</u>
    - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II.   Cboe Silexx, LLC

1.   *Name*: Cboe Silexx, LLC
       Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
       order execution management system business.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • John Deters
       • Brian Schell

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (Chief Compliance Officer)
       • Catherine Clay (Vice President)
       • Brent Coonrod (Vice President)
       • Eric Crampton (Vice President)
       • John Deters (Vice President)
       • James Enstrom (Chief Audit Executive)
       • Todd Furney (Chief Risk Officer)
       • Jennifer Golding (Vice President)
       • Jill Griebenow (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ.   Digital Asset Benchmark Administration, LLC

1.   *Name*: Digital Asset Benchmark Administration, LLC
       Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       October 17, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Digital Asset Benchmark
       Administration, LLC licenses Gemini-related data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • John Deters

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (Chief Compliance Officer)
       • Catherine Clay (Vice President)
       • Eric Crampton (Vice President)
       • John Deters (Vice President)
       • James Enstrom (Vice President and Chief Audit Executive)
       • Todd Furney (Chief Risk Officer)
       • Jennifer Golding (Vice President))
       • Jill Griebenow (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)
       • Aaron Weissenfluh (CISO)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK.   CBOE Europe B.V.

1.   *Name*: CBOE Europe B.V.
      Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in the United Kingdom on August 1, 2018.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe
      Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* The business is very broad,
      encompassing the operation of a regulated market and an approved publication
      arrangement, and all other businesses that may be ancillary or useful for the above
      operations

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ruben Hilhorst
      • Shyam Savania

      Current Officers
      • Ruben Hilhorst (Head of Compliance)
      • Shyam Savania (Operations Manager)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

LL. **Cboe Off-Exchange Services, LLC**

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which limited liability companies
   may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vive President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

MM. **Cboe Global Indices, LLC**

1. *Name*: Cboe Global Indices, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (Vice President and CISO)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN.   **Cboe Europe Indices Limited**

1.   *Name*: Cboe Europe Indices Limited
       Address: 5th Floor, The Monument Building
       11 Monument Street, London EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in England and Wales under the Companies Act 1985 on July 17,
       2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Cboe Europe Indices Limited has
       applied with the FCA to operate as a Benchmark administrator in the UK and
       Europe. Once approved, the company intends to transfer the existing European
       benchmark administrator business from Cboe Europe Limited (which is current an
       authorized benchmark administrator) to Cboe Europe Indices Limited. It also
       intends to apply to the FCA to endorse Cboe global indices in accordance with the
       EU benchmark regulation.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Dave Howson
       • Stephanie Renner

       Current Officers
       • Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

OO.   Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Switzerland under Article 777c and Article 633, November 18,
   2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform
   for financial contracts and instruments as well as to provide services in this
   business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Managers
   - Bryan Harkins
   - Lisa Shemie
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

PP.   Hanweck Associates, LLC

1.   *Name*: Hanweck Associates, LLC
        Address: 77 Battery Place #916
        New York, NY 10280

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated under provisions of the New York State Limited Liability Company
        Law on November 25, 2003.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
        acquired by Cboe Global Markets, Inc. on February 3, 2020.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which limited liability companies
        may be organized under the Act.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: Not
        applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Managers
        - Ed Tilly
        - Chris Isaacson
        - Brian Schell

        Current Officers
        - Ed Tilly (President and CEO)
        - Alexandra Albright (Vice President and Chief Compliance Officer)
        - Catherin Clay (Vice President)
        - Eric Crampton (Vice President)
        - John Deters (Vice President)
        - Jim Enstrom (Vice President and Chief Audit Executive)
        - Todd Furney (Vice President and Chief Risk Officer)
        - Jennifer Golding (Vice President and Chief Litigation Officer)
        - Jill Griebenow (Vice President)
        - Jackie Hancock (Vice President and Controller)
        - Gerald Hanweck (Vice President)
        - Rob Hocking (Vice President)

- Chris Isaacson (Chief Operating Officer)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President and Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ.   Hanweck Associates Pte. Ltd.

1.   *Name*: Hanweck Associates Pte. Ltd.
        Address: 8 Wilkie Road #30-01 Wilkie Edge
        Singapore 228095

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4.   *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd.
        is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
        of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ng Lip Chih
        - Ed Tilly

        Current Officers
        - Ang Yee Koon Daphne
        - Tan Zhe Lei

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

RR. **Hanweck Associates Limited**

1. *Name*: Hanweck Associates Limited
   Address: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
   is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
   of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officer
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

SS.   Cboe Europe Indices B.V.

1.   *Name*: Cboe Europe Indices B.V.
      Address: Gustav Mahlerlaan 1212, 1081LA Amsterdam

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • Ruben Hilhorst
      • Dave Howson

      Current Officer

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. **Cboe Canada Holdings, ULC**

1. *Name*: Cboe Canada Holdings, ULC
    Address: Suite 2600, Three Bentall Centre
    595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
    is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
    of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
    intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Brian Schell

    Current Officer
    - Ed Tilly (President and CEO)
    - John Deters (Vice President)
    - Jill Griebenow (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Bryan Harkins (Vice President)
    - Chris Isaacson (Vice President)
    - Brian Schell (Treasurer)
    - Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

UU.   European Central Counterparty N.V.

1.   *Name*: European Central Counterparty N.V. (aka EuroCCP)
        Address: Strawinskylaan 1847, Tower I, Level 3
        1077 XX Amsterdam, Netherlands

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated per Amsterdam statutes on February 28th, 2007.

4.   *Brief description of nature and extent of affiliation*: European Central
        Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is
        an affiliate of the Exchange.

5.   *Brief description of business or functions:* The European Central Counterparty
        N.V. was formed to provide equities clearing and settlement services throughout
        Europe

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Supervisory Board
        • John Deters
        • Dave Howson
        • Stephanie Renner
        • Clotilde Bouchet (Independent)
        • Peter Bezemer (Independent)

        Management Board
        • Cecile Nagel
        • Arnoud Siegmann

        Current Officer
        • Cecile Nagel (CEO)
        • David Hatton (Chief Technology Officer)
        • Arnoud Siegmann (Chief Risk Officer)
        • Tom Zydenbos (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

VV.   TriAct Canada Marketplace LP

1.   *Name*: TriAct Canada Marketplace LP
      Address: 130 King Street West, Suite 1050
      Toronto, Ontario Canada

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4.   *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace
      LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
      Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets
      Holdings.

5.   *Brief description of business or functions:* The TriAct Canada Marketplace LP
      serves as an operational alternative trading system.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • None

      Current Officers
      • Bryan Christopher Blake (CEO)
      • Gregory Leonard Davies (CFO)
      • David Nolan (CCO)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

WW. <u>TCM Corp</u>

1. *Name*: TCM Corp
   Address: 900-1959 Upper Water St.
   Halifax NS B3J3N2 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Nova Scotia Companies Act on April 22, 2005.

4. *Brief description of nature and extent of affiliation*: TCM Corp is owned by Cboe
   Canada Holdings, ULC, a subsidary of Omicron Acquisition Corp., which is
   wholly-owned subsidary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* TCM Corp helps support an
   operational alternative trading system.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - Bryan Christopher Blake
   - Bryan Harkins

   <u>Current Officers</u>
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

XX.   Cboe International Holdings Limited

1.   *Name*: Cboe International Holdings Limited
       Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in England and Wales under the Companies Act 1985 on February 5,
      2015.

4.   *Brief description of nature and extent of affiliation*: Cboe International Holdings
      Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an
      affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe International Holdings Limited is
      a holding company of Cboe FX Europe Limited,,

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not
      applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*: None

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: As of September 24, 2019 Cboe International
      Holdings Limited ceased to exist

YY.   **CBOE Stock Exchange, LLC**

1.   *Name*: CBOE Stock Exchange, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      July 31, 2006.

4.   *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC
      is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5.   *Brief description of business or functions:* CBOE Stock Exchange, LLC operated
      the CBOE Stock Exchange, which acted as a trading market for securities other
      than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC
      was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased
      trading operations on April 30, 2014.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not
      applicable.

8.   *Copy of existing by-laws*: Not applicable

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*: None

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: As of September 30, 2019 CBOE Stock
      Exchange, LLC ceased to exist.

Form 1, Exhibit C Index of Attachments

- A   Bats Global Markets Holdings, Inc.

- B   Direct Edge LLC

- C   Cboe BZX Exchange, Inc.

- D   Cboe BYX Exchange, Inc.

- E   Cboe EDGA Exchange, Inc.

- F   Cboe EDGX Exchange, Inc.

- G   Cboe C2 Exchange, Inc.

- H   Cboe Trading, Inc.

- I   Omicron Acquisition Corp.

- J   Cboe FX Holdings, LLC

- K   Cboe FX Markets, LLC

- L   Cboe FX Services, LLC

- M   Cboe FX Europe Limited

- N   Cboe FX Asia Pte. Limited

- O   Cboe Europe Limited

- P   Cboe Chi-X Europe Limited

- Q   Cboe ETF.com, Inc.

- R   IndexPubs S.A.

- S   Cboe SEF, LLC

- T   Cboe Worldwide Holdings Limited

- U   Cboe Global Markets, Inc.

- V   Cboe Futures Exchange, LLC

- W   Cboe Building Corporation

- X   Cboe, LLC

- Y   Cboe III, LLC

- Z   Cboe Bats, LLC

- AA   Cboe Livevol, LLC

- BB   Cboe UK Limited

- CC   Cboe Vest, LLC

- DD   Loan Markets, LLC

- EE   Cboe Data Services, LLC

- FF   Signal Trading Systems, LLC

- GG   Cboe Vest Group Inc.

- HH   Cboe Hong Kong Limited

- II   Cboe Silexx, LLC

- JJ   Digital Asset Benchmark Administration, LLC

- KK   CBOE Europe B.V.

- LL   Cboe Off-Exchange Services, LLC

- MM   Cboe Global Indices, LLC

- NN   Cboe Europe Indices Limited

- OO   Cboe Switzerland GmbH

- PP   Hanweck Associates, LLC

- QQ   Hanweck Associates Pte. Ltd.

- RR   Hanweck Associates Limited

- SS   Cboe Europe Indices B.B.

- TT   Cboe Canada Holdings, ULC

- UU   European Central Counterparty N.V.

- VV   TriAct Canada Marketplace LP (see attached)

- WW   TCM Corp. (see attached)

VV   TriAct Canada Marketplace LP



Nova Scotia

CERTIFICATE OF INCORPORATION

Companies Act

Registry Number

3097653

Name of Company

TRIACT CANADA MARKETPLACE CORP.

I hereby certify that the above-mentioned company was incorporated this
date under the Companies Act and that the liability of the members is
unlimited.

_____

Agent of the Registrar of Joint Stock Companies

January 31, 2005

Date of Incorporation

Request ID: 023916915
Transaction ID: 73888390
Category ID: (B)CC/E

Province of Ontario
Ministry of Government Services

Date Report Produced: 2019/12/03
Time Report Produced: 11:12:32
Page: 1

Certified a true copy of the record on the Ontario Business Information System with respect to this registration/declaration under the *Business Names Act/Limited Partnerships Act.*

Barbara Duckitt

Registrar
Ministry of Government Services
Toronto, Ontario

DOCUMENT REPLICA

Declaration

under the *Limited Partnerships Act* **- Limited Partnership**
Form 3

Business Identification Number	Declaration Type	Name Change	Renewal Date	Expiry Date
150500445	RENEWAL	N	2015/04/22	2020/04/26

Firm Name

TRIACT CANADA MARKETPLACE LP/TRIACT MARCHE
CANADIEN S.E.C.

Mailing Address

Address of Principal Place of Business in Ontario

SAME AS MAILING ADDRESS

130 KING STREET WEST
Suite : 1050
TORONTO
ONTARIO CANADA
M5X 1B1

General Nature of Business

OPERATION ALTERNATIVE TRADING SYSTEM

Jurisdiction of Formation

ONTARIO

Request ID: 023916915
Transaction ID: 73888390
Category ID: (B)CC/E

Province of Ontario
Ministry of Government Services

Date Report Produced: 2019/12/03
Time Report Produced: 11:12:32
Page: 2

Certified a true copy of the record on the Ontario Business
Information System with respect to this registration/declaration
under the *Business Names Act/Limited Partnerships Act.*

Barbara Duckitt

Registrar
Ministry of Government Services
Toronto, Ontario

DOCUMENT REPLICA

Declaration
under the *Limited Partnerships Act* **- Limited Partnership**
Form 3 - Information regarding General Partner(s)

Business Identification Number	Declaration Type	Name Change	Renewal Date	Firm Name
150500445	RENEWAL	N	2015/04/22	TRIACT CANADA MARKETPLACE LP/TRIACT MARCHE CANADIEN S.E.C.

General Partner

TCM CORP.

Ont. Corporation No.: 1657260
Name of Signatory: DAVIES, GREGORY LEONARD

Address

1959 UPPER WATER STREET
Suite : 900
HALIFAX
NOVA SCOTIA CANADA
B3J 3N2
Power of Attorney : NO

END OF REPORT

The issuance of this certified report in electronic form is authorized by the Ministry of Government Services.

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

TRIACT CANADA MARKETPLACE CORP.

STEWART McKELVEY STIRLING SCALES

BARRISTERS & SOLICITORS

Halifax, Nova Scotia

MEMORANDUM OF ASSOCIATION

OF

TRIACT CANADA MARKETPLACE CORP.

1. The name of the Company is **TriAct Canada Marketplace Corp.**.

2. There are no restrictions on the objects and powers of the Company and the Company shall expressly have the following powers:

    (1) to sell or dispose of its undertaking, or a substantial part thereof;

    (2) to distribute any of its property *in specie* among its members; and

    (3) to amalgamate with any company or other body of persons.

3. The liability of the members is unlimited.

    I, the undersigned, whose name, address and occupation are subscribed, am desirous of being formed into a company in pursuance of this Memorandum of Association, and I agree to take the number and kind of shares in the capital stock of the Company written below my name.

Name of subscriber: *Charles S. Reagh*
900-1959 Upper Water Street, Halifax, NS B3J 2X2
Occupation: *Solicitor*
Number of shares subscribed: *One Common Share*

TOTAL SHARES TAKEN: one common share
Dated this 31st day of January, 2005.

Witness to above signature:

Name of Witness: *Lori Euloth*
900-1959 Upper Water Street, Halifax, NS, B3J 2X2
Occupation: *Legal Assistant*

FILED ELECTRONICALLY
in the computer records maintained by the
Registry of Joint Stock Companies

JAN 3 1 2005

per: _____
STEWART MCKELVEY STIRLING SCALES

ARTICLES OF ASSOCIATION
OF
TRIACT CANADA MARKETPLACE CORP.

INTERPRETATION

1.   In these Articles, unless there be something in the subject or context inconsistent therewith:

  (1)   "Act" means the *Companies Act* (Nova Scotia);

  (2)   "Articles" means these Articles of Association of the Company and all amendments hereto;

  (3)   "Company" means the company named above;

  (4)   "director" means a director of the Company;

  (5)   "Memorandum" means the Memorandum of Association of the Company and all amendments thereto;

  (6)   "month" means calendar month;

  (7)   "Office" means the registered office of the Company;

  (8)   "person" includes a body corporate;

  (9)   "proxyholder" includes an alternate proxyholder;

  (10)   "Register" means the register of members kept pursuant to the Act, and where the context permits includes a branch register of members;

  (11)   "Registrar" means the Registrar as defined in the Act;

  (12)   "Secretary" includes any person appointed to perform the duties of the Secretary temporarily;

  (13)   "shareholder" means member as that term is used in the Act in connection with an unlimited company having share capital and as that term is used in the Memorandum;

  (14)   "special resolution" has the meaning assigned by the Act;

  (15)   "in writing" and "written" includes printing, lithography and other modes of representing or reproducing words in visible form;

  (16)   words importing number or gender include all numbers and genders unless the context otherwise requires.

2. The regulations in Table A in the First Schedule to the Act shall not apply to the Company.

3. The directors may enter into and carry into effect or adopt and carry into effect any agreement made by the promoters of the Company on behalf of the Company and may agree to any modification in the terms of any such agreement, either before or after its execution.

4. The directors may, out of the funds of the Company, pay all expenses incurred for the incorporation and organization of the Company.

5. The Company may commence business on the day following incorporation or so soon thereafter as the directors think fit, notwithstanding that part only of the shares has been allotted.

SHARES

6. The capital of the company shall consist of 100,000,000 common shares without nominal or par value, with the power to divide the shares in the capital for the time being into classes or series and to attach thereto respectively any preferred, deferred or qualified rights, privileges or conditions, including restrictions on voting rights and including redemption, purchase and other acquisition of such shares, subject, however, to the provisions of the Act.

7. The directors shall control the shares and, subject to the provisions of these Articles, may allot or otherwise dispose of them to such person at such times, on such terms and conditions and, if the shares have a par value, either at a premium or at par, as they think fit.

8. The directors may pay on behalf of the Company a reasonable commission to any person in consideration of subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company. Subject to the Act, the commission may be paid or satisfied in shares of the Company.

9. On the issue of shares the Company may arrange among the holders thereof differences in the calls to be paid and in the times for their payment.

10. If the whole or part of the allotment price of any shares is, by the conditions of their allotment, payable in instalments, every such instalment shall, when due, be payable to the Company by the person who is at such time the registered holder of the shares.

11. Shares may be registered in the names of joint holders not exceeding three in number.

12. Joint holders of a share shall be jointly and severally liable for the payment of all instalments and calls due in respect of such share. On the death of one or more joint holders of shares the survivor or survivors of them shall alone be recognized by the Company as the registered holder or holders of the shares.

13. Save as herein otherwise provided, the Company may treat the registered holder of any share as the absolute owner thereof and accordingly shall not, except as ordered by a court of

competent jurisdiction or required by statute, be bound to recognize any equitable or other claim to or interest in such share on the part of any other person.

14. The Company is a private company, and:

(1) no transfer of any share or prescribed security of the Company shall be effective unless or until approved by the directors;

(2) the number of holders of issued and outstanding prescribed securities or shares of the Company, exclusive of persons who are in the employment of the Company or in the employment of an affiliate of the Company and exclusive of persons who, having been formerly in the employment of the Company or the employment of an affiliate of the Company, were, while in that employment, and have continued after termination of that employment, to own at least one prescribed security or share of the Company, shall not exceed 50 in number, two or more persons or companies who are the joint registered owners of one or more prescribed securities or shares being counted as one holder; and

(3) the Company shall not invite the public to subscribe for any of its securities.

In this Article, "private company" and "securities" have the meanings ascribed to those terms in the *Securities Act* (Nova Scotia), and "prescribed security" means any of the securities prescribed by the Nova Scotia Securities Commission from time to time for the purpose of the definition of "private company" in the *Securities Act* (Nova Scotia).

CERTIFICATES

15. Certificates of title to shares shall comply with the Act and may otherwise be in such form as the directors may from time to time determine. Unless the directors otherwise determine, every certificate of title to shares shall be signed manually by at least one of the Chairman, President, Secretary, Treasurer, a vice-president, an assistant secretary, any other officer of the Company or any director of the Company or by or on behalf of a share registrar transfer agent or branch transfer agent appointed by the Company or by any other person whom the directors may designate. When signatures of more than one person appear on a certificate all but one may be printed or otherwise mechanically reproduced. All such certificates when signed as provided in this Article shall be valid and binding upon the Company. If a certificate contains a printed or mechanically reproduced signature of a person, the Company may issue the certificate, notwithstanding that the person has ceased to be a director or an officer of the Company and the certificate is as valid as if such person were a director or an officer at the date of its issue.

16. Except as the directors may determine, each shareholder's shares may be evidenced by any number of certificates so long as the aggregate of the shares stipulated in such certificates equals the aggregate registered in the name of the shareholder.

17. Where shares are registered in the names of two or more persons, the Company shall not be bound to issue more than one certificate or set of certificates, and such certificate or set of certificates shall be delivered to the person first named on the Register.

18. Any certificate that has become worn, damaged or defaced may, upon its surrender to the directors, be cancelled and replaced by a new certificate. Any certificate that has become lost or destroyed may be replaced by a new certificate upon proof of such loss or destruction to the satisfaction of the directors and the furnishing to the Company of such undertakings of indemnity as the directors deem adequate.

19. The sum of one dollar or such other sum as the directors from time to time determine shall be paid to the Company for every certificate other than the first certificate issued to any holder in respect of any share or shares.

20. The directors may cause one or more branch Registers of shareholders to be kept in any place or places, whether inside or outside of Nova Scotia.

CALLS

21. The directors may make such calls upon the shareholders in respect of all amounts unpaid on the shares held by them respectively and not made payable at fixed times by the conditions on which such shares were allotted, and each shareholder shall pay the amount of every call so made to the person and at the times and places appointed by the directors. A call may be made payable by instalments.

22. A call shall be deemed to have been made at the time when the resolution of the directors authorizing such call was passed.

23. At least 14 days' notice of any call shall be given, and such notice shall specify the time and place at which and the person to whom such call shall be paid.

24. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for the payment thereof, the holder for the time being of the share in respect of which the call has been made or the instalment is due shall pay interest on such call or instalment at the rate of 9% per year or such other rate of interest as the directors may determine from the day appointed for the payment thereof up to the time of actual payment.

25. At the trial or hearing of any action for the recovery of any amount due for any call, it shall be sufficient to prove that the name of the shareholder sued is entered on the Register as the holder or one of the holders of the share or shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that such notice of such call was duly given to the shareholder sued in pursuance of these Articles. It shall not be necessary to prove the appointment of the directors who made such call or any other matters whatsoever and the proof of the matters stipulated shall be conclusive evidence of the debt.

FORFEITURE OF SHARES

26. If any shareholder fails to pay any call or instalment on or before the day appointed for payment, the directors may at any time thereafter while the call or instalment remains unpaid serve a notice on such shareholder requiring payment thereof together with any interest that

may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment.

27. The notice shall name a day (not being less than 14 days after the date of the notice) and a place or places on and at which such call or instalment and such interest and expenses are to be paid. The notice shall also state that, in the event of non-payment on or before the day and at the place or one of the places so named, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

28. If the requirements of any such notice are not complied with, any shares in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments, interest and expenses due in respect thereof, be forfeited by a resolution of the directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

29. When any share has been so forfeited, notice of the resolution shall be given to the shareholder in whose name it stood immediately prior to the forfeiture and an entry of the forfeiture shall be made in the Register.

30. Any share so forfeited shall be deemed the property of the Company and the directors may sell, re-allot or otherwise dispose of it in such manner as they think fit.

31. The directors may at any time before any share so forfeited has been sold, re-allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit.

32. Any shareholder whose shares have been forfeited shall nevertheless be liable to pay and shall forthwith pay to the Company all calls, instalments, interest and expenses owing upon or in respect of such shares at the time of the forfeiture together with interest thereon at the rate of 9% per year or such other rate of interest as the directors may determine from the time of forfeiture until payment. The directors may enforce such payment if they think fit, but are under no obligation to do so.

33. A certificate signed by the Secretary stating that a share has been duly forfeited on a specified date in pursuance of these Articles and the time when it was forfeited shall be conclusive evidence of the facts therein stated as against any person who would have been entitled to the share but for such forfeiture.

LIEN ON SHARES

34. The Company shall have a first and paramount lien upon all shares (other than fully paid-up shares) registered in the name of a shareholder (whether solely or jointly with others) and upon the proceeds from the sale thereof for debts, liabilities and other engagements of the shareholder, solely or jointly with any other person, to or with the Company, whether or not the period for the payment, fulfilment or discharge thereof has actually arrived, and such lien shall extend to all dividends declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of any lien of the Company on such shares.

35. For the purpose of enforcing such lien the directors may sell the shares subject to it in such manner as they think fit, but no sale shall be made until the period for the payment, fulfilment or discharge of such debts, liabilities or other engagements has arrived, and until notice in writing of the intention to sell has been given to such shareholder or the shareholder's executors or administrators and default has been made by them in such payment, fulfilment or discharge for seven days after such notice.

36. The net proceeds of any such sale after the payment of all costs shall be applied in or towards the satisfaction of such debts, liabilities or engagements and the residue, if any, paid to such shareholder.

VALIDITY OF SALES

37. Upon any sale after forfeiture or to enforce a lien in purported exercise of the powers given by these Articles the directors may cause the purchaser's name to be entered in the Register in respect of the shares sold, and the purchaser shall not be bound to see to the regularity of the proceedings or to the application of the purchase money, and after the purchaser's name has been entered in the Register in respect of such shares the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

TRANSFER OF SHARES

38. The instrument of transfer of any share in the Company shall be signed by the transferor. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect thereof and shall be entitled to receive any dividend declared thereon before the registration of the transfer.

39. The instrument of transfer of any share shall be in writing in the following form or to the following effect:

> For value received, _____ hereby sell, assign, and transfer unto _____, _____ shares in the capital of the Company represented by the within certificate, and do hereby irrevocably constitute and appoint _____ attorney to transfer such shares on the books of the Company with full power of substitution in the premises.
>
> Dated the ___ day of _____, _____
>
> Witness:

40. The directors may, without assigning any reason therefor, decline to register any transfer of shares

    (1)   not fully paid-up or upon which the Company has a lien, or

    (2)   the transfer of which is restricted by any agreement to which the Company is a party.

41. Every instrument of transfer shall be left for registration at the Office of the Company, or at any office of its transfer agent where a Register is maintained, together with the certificate

of the shares to be transferred and such other evidence as the Company may require to prove title to or the right to transfer the shares.

42. The directors may require that a fee determined by them be paid before or after registration of any transfer.

43. Every instrument of transfer shall, after its registration, remain in the custody of the Company. Any instrument of transfer that the directors decline to register shall, except in case of fraud, be returned to the person who deposited it.

TRANSMISSION OF SHARES

44. The executors or administrators of a deceased shareholder (not being one of several joint holders) shall be the only persons recognized by the Company as having any title to the shares registered in the name of such shareholder. When a share is registered in the names of two or more joint holders, the survivor or survivors or the executors or administrators of the deceased shareholder, shall be the only persons recognized by the Company as having any title to, or interest in, such share.

45. Notwithstanding anything in these Articles, if the Company has only one shareholder (not being one of several joint holders) and that shareholder dies, the executors or administrators of the deceased shareholder shall be entitled to register themselves in the Register as the holders of the shares registered in the name of the deceased shareholder whereupon they shall have all the rights given by these Articles and by law to shareholders.

46. Any person entitled to shares upon the death or bankruptcy of any shareholder or in any way other than by allotment or transfer, upon producing such evidence of entitlement as the directors require, may be registered as a shareholder in respect of such shares, or may, without being registered, transfer such shares subject to the provisions of these Articles respecting the transfer of shares. The directors shall have the same right to refuse registration as if the transferee were named in an ordinary transfer presented for registration.

SURRENDER OF SHARES

47. The directors may accept the surrender of any share by way of compromise of any question as to the holder being properly registered in respect thereof. Any share so surrendered may be disposed of in the same manner as a forfeited share.

INCREASE AND REDUCTION OF CAPITAL

48. Subject to the Act, the shareholders may by special resolution amend these Articles to increase or alter the share capital of the Company as they think expedient. Without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred or other special rights, or with such restrictions, whether in regard to dividends, voting, return of share capital or otherwise, as the shareholders may from time to time determine by special resolution. Except as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be considered part of the original capital and shall be subject to

the provisions herein contained with reference to payment of calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

49. The Company may, by special resolution where required, reduce its share capital in any way and with and subject to any incident authorized and consent required by law. Subject to the Act and any provisions attached to such shares, the Company may redeem, purchase or acquire any of its shares and the directors may determine the manner and the terms for redeeming, purchasing or acquiring such shares and may provide a sinking fund on such terms as they think fit for the redemption, purchase or acquisition of shares of any class or series.

MEETINGS AND VOTING BY CLASS OR SERIES

50. Where the holders of shares of a class or series have, under the Act, the terms or conditions attaching to such shares or otherwise, the right to vote separately as a class in respect of any matter then, except as provided in the Act, these Articles or such terms or conditions, all the provisions in these Articles concerning general meetings (including, without limitation, provisions respecting notice, quorum and procedure) shall, *mutatis mutandis*, apply to every meeting of holders of such class or series of shares convened for the purpose of such vote.

51. Unless the rights, privileges, terms or conditions attached to a class or series of shares provide otherwise, such class or series of shares shall not have the right to vote separately as a class or series upon an amendment to the Memorandum or Articles to:

(1) increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

(2) effect an exchange, reclassification or cancellation of all or part of the shares of such class or series; or

(3) create a new class or series of shares equal or superior to the shares of such class or series.

BORROWING POWERS

52. The directors on behalf of the Company may:

(1) raise or borrow money for the purposes of the Company or any of them;

(2) secure, subject to the sanction of a special resolution where required by the Act, the repayment of funds so raised or borrowed in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the execution and delivery of mortgages of the Company's real or personal property, or by the issue of bonds, debentures or other securities of the Company secured by mortgage or other charge upon all or any part of the property of the Company, both present and future including its uncalled capital for the time being;

– 9 –

(3)   sign or endorse bills, notes, acceptances, cheques, contracts, and other evidence of or securities for funds borrowed or to be borrowed for the purposes aforesaid;

(4)   pledge debentures as security for loans;

(5)   guarantee obligations of any person.

53.   Bonds, debentures and other securities may be made assignable, free from any equities between the Company and the person to whom such securities were issued.

54.   Any bonds, debentures and other securities may be issued at a discount, premium or otherwise and with special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of directors and other matters.

GENERAL MEETINGS

55.   Ordinary general meetings of the Company shall be held at least once in every calendar year at such time and place as may be determined by the directors and not later than 15 months after the preceding ordinary general meeting. All other meetings of the Company shall be called special general meetings. Ordinary or special general meetings may be held either within or without the Province of Nova Scotia.

56.   The President, a vice-president or the directors may at any time convene a special general meeting, and the directors, upon the requisition of shareholders in accordance with the Act shall forthwith proceed to convene such meeting or meetings to be held at such time and place or times and places as the directors determine.

57.   The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at the Office of the Company. It may consist of several documents in like form each signed by one or more of the requisitionists.

58.   At least seven clear days' notice, or such longer period of notice as may be required by the Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, shall be given to the shareholders entitled to be present at such meeting by notice given as permitted by these Articles. With the consent in writing of all the shareholders entitled to vote at such meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of the shareholders.

59.   When it is proposed to pass a special resolution, the two meetings may be convened by the same notice, and it shall be no objection to such notice that it only convenes the second meeting contingently upon the resolution being passed by the requisite majority at the first meeting.

60.   The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, shall not invalidate any resolution passed at any general meeting.

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RECORD DATES

61. (1)   The directors may fix in advance a date as the record date for the determination of shareholders

   (a)   entitled to receive payment of a dividend or entitled to receive any distribution;

   (b)   entitled to receive notice of a meeting; or



   (c)   for any other purpose.

   (2)   If no record date is fixed, the record date for the determination of shareholders

   (a)   entitled to receive notice of a meeting shall be the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held; and

   (b)   for any other purpose shall be the day on which the directors pass the resolution relating to the particular purpose.

PROCEEDINGS AT GENERAL MEETINGS

62.   The business of an ordinary general meeting shall be to receive and consider the financial statements of the Company and the report of the directors and the report, if any, of the auditors, to elect directors in the place of those retiring and to transact any other business which under these Articles ought to be transacted at an ordinary general meeting.

63.   No business shall be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. A corporate shareholder of the Company that has a duly authorized agent or representative present at any such meeting shall for the purpose of this Article be deemed to be personally present at such meeting.

64.   One person, being a shareholder, proxyholder or representative of a corporate shareholder, present and entitled to vote shall constitute a quorum for a general meeting, and may hold a meeting.

65.   The Chairman shall be entitled to take the chair at every general meeting or, if there be no Chairman, or if the Chairman is not present within 15 minutes after the time appointed for holding the meeting, the President or, failing the President, a vice-president shall be entitled to take the chair. If the Chairman, the President or a vice-president is not present within 15 minutes after the time appointed for holding the meeting or if all such persons present decline to take the chair, the shareholders present entitled to vote at the meeting shall choose another director as chairman and if no director is present or if all the directors present decline to take the chair, then such shareholders shall choose one of their number to be chairman.

66.   If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if it was convened pursuant to a requisition of shareholders, shall be dissolved;

if it was convened in any other way, it shall stand adjourned to the same day, in the next week, at the same time and place. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may hold the meeting.

67. Subject to the Act, at any general meeting a resolution put to the meeting shall be decided by a show of hands unless, either before or on the declaration of the result of the show of hands, a poll is demanded by the chairman, a shareholder or a proxyholder; and unless a poll is so demanded, a declaration by the chairman that the resolution has been carried, carried by a particular majority, lost or not carried by a particular majority and an entry to that effect in the Company's book of proceedings shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

68. When a poll is demanded, it shall be taken in such manner and at such time and place as the chairman directs, and either at once or after an interval or adjournment or otherwise. The result of the poll shall be the resolution of the meeting at which the poll was demanded. The demand of a poll may be withdrawn. When any dispute occurs over the admission or rejection of a vote, it shall be resolved by the chairman and such determination made in good faith shall be final and conclusive.

69. The chairman shall not have a casting vote in addition to any vote or votes that the Chairman has as a shareholder.

70. The chairman of a general meeting may with the consent of the meeting adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting that was adjourned.

71. Any poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith without adjournment.

72. The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

VOTES OF SHAREHOLDERS

73. Subject to the Act and to any provisions attached to any class or series of shares concerning or restricting voting rights:

   (1) on a show of hands every shareholder present in person, every duly authorized representative of a corporate shareholder, and, if not prevented from voting by the Act, every proxyholder, shall have one vote; and

   (2) on a poll every shareholder present in person, every duly authorized representative of a corporate shareholder, and every proxyholder, shall have one vote for every share held;

whether or not such representative or proxyholder is a shareholder.

74.   Any person entitled to transfer shares upon the death or bankruptcy of any shareholder or in any way other than by allotment or transfer may vote at any general meeting in respect thereof in the same manner as if such person were the registered holder of such shares so long as the directors are satisfied at least 48 hours before the time of holding the meeting of such person's right to transfer such shares.

75.   Where there are joint registered holders of any share, any of such holders may vote such share at any meeting, either personally or by proxy, as if solely entitled to it. If more than one joint holder is present at any meeting, personally or by proxy, the one whose name stands first on the Register in respect of such share shall alone be entitled to vote it. Several executors or administrators of a deceased shareholder in whose name any share stands shall for the purpose of this Article be deemed joint holders thereof.

76.   Votes may be cast either personally or by proxy or, in the case of a corporate shareholder by a representative duly authorized under the Act.

77.   A proxy shall be in writing and executed in the manner provided in the Act. A proxy or other authority of a corporate shareholder does not require its seal.

78.   A shareholder of unsound mind in respect of whom an order has been made by any court of competent jurisdiction may vote by guardian or other person in the nature of a guardian appointed by that court, and any such guardian or other person may vote by proxy.

79.   A proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office of the Company or at such other place as the directors may direct. The directors may, by resolution, fix a time not exceeding 48 hours excluding Saturdays and holidays preceding any meeting or adjourned meeting before which time proxies to be used at that meeting must be deposited with the Company at its Office or with an agent of the Company. Notice of the requirement for depositing proxies shall be given in the notice calling the meeting. The chairman of the meeting shall determine all questions as to validity of proxies and other instruments of authority.

80.   A vote given in accordance with the terms of a proxy shall be valid notwithstanding the previous death of the principal, the revocation of the proxy, or the transfer of the share in respect of which the vote is given, provided no intimation in writing of the death, revocation or transfer is received at the Office of the Company before the meeting or by the chairman of the meeting before the vote is given.

81.   Every form of proxy shall comply with the Act and its regulations and subject thereto may be in the following form:

I, _____ of _____ being a shareholder of _____
hereby appoint _____ of _____ (or failing
him/her _____ of _____) as my proxyholder to attend and to
vote for me and on my behalf at the ordinary/special general meeting of the
Company, to be held on the ___ day of _____ and at any adjournment thereof,
or at any meeting of the Company which may be held prior to [insert specified date
or event].

[If the proxy is solicited by or behalf of the management of the Company, insert a
statement to that effect.]

Dated this ___ day of _____, _____.

_____
Shareholder

82.   Subject to the Act, no shareholder shall be entitled to be present or to vote on any question, either personally or by proxy, at any general meeting or be reckoned in a quorum while any call is due and payable to the Company in respect of any of the shares of such shareholder.

83.   Any resolution passed by the directors, notice of which has been given to the shareholders in the manner in which notices are hereinafter directed to be given and which is, within one month after it has been passed, ratified and confirmed in writing by shareholders entitled on a poll to three-fifths of the votes, shall be as valid and effectual as a resolution of a general meeting. This Article shall not apply to a resolution for winding up the Company or to a resolution dealing with any matter that by statute or these Articles ought to be dealt with by a special resolution or other method prescribed by statute.

84.   A resolution, including a special resolution, in writing and signed by every shareholder who would be entitled to vote on the resolution at a meeting is as valid as if it were passed by such shareholders at a meeting and satisfies all of the requirements of the Act respecting meetings of shareholders.

DIRECTORS

85.   Unless otherwise determined by resolution of shareholders, the number of directors shall not be less than one or more than ten.

86.   Notwithstanding anything herein contained the subscribers to the Memorandum shall be the first directors of the Company.

87.   The directors may be paid out of the funds of the Company as remuneration for their service such sums, if any, as the Company may by resolution of its shareholders determine, and such remuneration shall be divided among them in such proportions and manner as the directors determine. The directors may also be paid their reasonable travelling, hotel and other expenses incurred in attending meetings of directors and otherwise in the execution of their duties as directors.

88. The continuing directors may act notwithstanding any vacancy in their body, but if their number falls below the minimum permitted, the directors shall not, except in emergencies or for the purpose of filling vacancies, act so long as their number is below the minimum.

89. A director may, in conjunction with the office of director, and on such terms as to remuneration and otherwise as the directors arrange or determine, hold any other office or place of profit under the Company or under any company in which the Company is a shareholder or is otherwise interested.

90. The office of a director shall *ipso facto* be vacated, if the director:

   (1)   becomes bankrupt or makes an assignment for the benefit of creditors;

   (2)   is, or is found by a court of competent jurisdiction to be, of unsound mind;

   (3)   by notice in writing to the Company, resigns the office of director; or

   (4)   is removed in the manner provided by these Articles.

91. No director shall be disqualified by holding the office of director from contracting with the Company, either as vendor, purchaser, or otherwise, nor shall any such contract, or any contract or arrangement entered into or proposed to be entered into by or on behalf of the Company in which any director is in any way interested, either directly or indirectly, be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason only of such director holding that office or of the fiduciary relations thereby established, provided the director makes a declaration or gives a general notice in accordance with the Act. No director shall, as a director, vote in respect of any contract or arrangement in which the director is so interested, and if the director does so vote, such vote shall not be counted. This prohibition may at any time or times be suspended or relaxed to any extent by a resolution of the shareholders and shall not apply to any contract by or on behalf of the Company to give to the directors or any of them any security for advances or by way of indemnity.

ELECTION OF DIRECTORS

92. At the dissolution of every ordinary general meeting at which their successors are elected, all the directors shall retire from office and be succeeded by the directors elected at such meeting. Retiring directors shall be eligible for re-election.

93. If at any ordinary general meeting at which an election of directors ought to take place no such election takes place, or if no ordinary general meeting is held in any year or period of years, the retiring directors shall continue in office until their successors are elected.

94. The Company may by resolution of its shareholders elect any number of directors permitted by these Articles and may determine or alter their qualification.

95.   The Company may, by special resolution or in any other manner permitted by statute, remove any director before the expiration of such director's period of office and may, if desired, appoint a replacement to hold office during such time only as the director so removed would have held office.

96.   The directors may appoint any other person as a director so long as the total number of directors does not at any time exceed the maximum number permitted.   No such appointment, except to fill a casual vacancy, shall be effective unless two-thirds of the directors concur in it. Any casual vacancy occurring among the directors may be filled by the directors, but any person so chosen shall retain office only so long as the vacating director would have retained it if the vacating director had continued as director.

MANAGING DIRECTOR

97.   The directors may appoint one or more of their body to be managing directors of the Company, either for a fixed term or otherwise , and may remove or dismiss them from office and appoint replacements.

98.   Subject to the provisions of any contract between a managing director and the Company, a managing director shall be subject to the same provisions as to resignation and removal as the other directors of the Company. A managing director who for any reason ceases to hold the office of director shall ipso facto immediately cease to be a managing director.

99.   The remuneration of a managing director shall from time to time be fixed by the directors and may be by way of any or all of salary, commission and participation in profits.

100.   The directors may from time to time entrust to and confer upon a managing director such of the powers exercisable under these Articles by the directors as they think fit, and may confer such powers for such time, and to be exercised for such objects and purposes and upon such terms and conditions, and with such restrictions as they think expedient; and they may confer such powers either collaterally with, or to the exclusion of, and in substitution for, all or any of the powers of the directors in that behalf; and may from time to time revoke, withdraw, alter or vary all or any of such powers.

CHAIRMAN OF THE BOARD

101.   The directors may elect one of their number to be Chairman and may determine the period during which the Chairman is to hold office. The Chairman shall perform such duties and receive such special remuneration as the directors may provide.

PRESIDENT AND VICE-PRESIDENTS

102.   The directors shall elect the President of the Company, who need not be a director, and may determine the period for which the President is to hold office. The President shall have general supervision of the business of the Company and shall perform such duties as may be assigned from time to time by the directors.

103.   The directors may also elect vice-presidents, who need not be directors, and may determine the periods for which they are to hold office. A vice-president shall, at the request of the

President or the directors and subject to the directions of the directors, perform the duties of the President during the absence, illness or incapacity of the President, and shall also perform such duties as may be assigned by the President or the directors.

SECRETARY AND TREASURER

104. The directors shall appoint a Secretary of the Company to keep minutes of shareholders' and directors' meetings and perform such other duties as may be assigned by the directors. The directors may also appoint a temporary substitute for the Secretary who shall, for the purposes of these Articles, be deemed to be the Secretary.

105. The directors may appoint a treasurer of the Company to carry out such duties as the directors may assign.

OFFICERS

106. The directors may elect or appoint such other officers of the Company, having such powers and duties, as they think fit.

107. If the directors so decide the same person may hold more than one of the offices provided for in these Articles.

PROCEEDINGS OF DIRECTORS

108. The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings, as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined, one director shall constitute a quorum and may hold a meeting.

109. If all directors of the Company entitled to attend a meeting either generally or specifically consent, a director may participate in a meeting of directors or of a committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at that meeting for purposes of these Articles.

110. Meetings of directors may be held either within or without the Province of Nova Scotia and the directors may from time to time make arrangements relating to the time and place of holding directors' meetings, the notices to be given for such meetings and what meetings may be held without notice. Unless otherwise provided by such arrangements:

   (1) A meeting of directors may be held at the close of every ordinary general meeting of the Company without notice.

   (2) Notice of every other directors' meeting may be given as permitted by these Articles to each director at least 48 hours before the time fixed for the meeting.

   (3) A meeting of directors may be held without formal notice if all the directors are present or if those absent have signified their assent to such meeting or their consent to the business transacted at such meeting.

111.   The President or any director may at any time, and the Secretary, upon the request of the President or any director, shall summon a meeting of the directors to be held at the Office of the Company. The President, the Chairman or a majority of the directors may at any time, and the Secretary, upon the request of the President, the Chairman or a majority of the directors, shall summon a meeting to be held elsewhere.

112.   (1)   Questions arising at any meeting of directors shall be decided by a majority of votes. The chairman of the meeting may vote as a director but shall not have a second or casting vote.

        (2)   At any meeting of directors the chairman shall receive and count the vote of any director not present in person at such meeting on any question or matter arising at such meeting whenever such absent director has indicated by telegram, letter or other writing lodged with the chairman of such meeting the manner in which the absent director desires to vote on such question or matter and such question or matter has been specifically mentioned in the notice calling the meeting as a question or matter to be discussed or decided thereat. In respect of any such question or matter so mentioned in such notice any director may give to any other director a proxy authorizing such other director to vote for such first named director at such meeting, and the chairman of such meeting, after such proxy has been so lodged, shall receive and count any vote given in pursuance thereof notwithstanding the absence of the director giving such proxy.

113.   If no Chairman is elected, or if at any meeting of directors the Chairman is not present within five minutes after the time appointed for holding the meeting, or declines to take the chair, the President, if a director, shall preside. If the President is not a director, is not present at such time or declines to take the chair, a vice-president who is also a director shall preside. If no person described above is present at such time and willing to take the chair, the directors present shall choose some one of their number to be chairman of the meeting.

114.   A meeting of the directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the directors generally.

115.   The directors may delegate any of their powers to committees consisting of such number of directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the directors.

116.   The meetings and proceedings of any committee of directors shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the directors insofar as they are applicable and are not superseded by any regulations made by the directors.

117.   All acts done at any meeting of the directors or of a committee of directors or by any person acting as a director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of the director or person so acting, or that they or any of

them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

118. A resolution in writing and signed by every director who would be entitled to vote on the resolution at a meeting is as valid as if it were passed by such directors at a meeting.

119. If any one or more of the directors is called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for any of the purposes of the Company or the business thereof, the Company may remunerate the director or directors so doing, either by a fixed sum or by a percentage of profits or otherwise. Such remuneration shall be determined by the directors and may be either in addition to or in substitution for remuneration otherwise authorized by these Articles.

REGISTERS

120. The directors shall cause to be kept at the Company's Office in accordance with the provisions of the Act a Register of the shareholders of the Company, a register of the holders of bonds, debentures and other securities of the Company and a register of its directors. Branch registers of the shareholders and of the holders of bonds, debentures and other securities may be kept elsewhere, either within or without the Province of Nova Scotia, in accordance with the Act.

MINUTES

121. The directors shall cause minutes to be entered in books designated for the purpose:

    (1)   of all appointments of officers;

    (2)   of the names of directors present at each meeting of directors and of any committees of directors;

    (3)   of all orders made by the directors and committees of directors; and

    (4)   of all resolutions and proceedings of meetings of shareholders and of directors.

Any such minutes of any meeting of directors or of any committee of directors or of shareholders, if purporting to be signed by the chairman of such meeting or by the chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated in such minutes.

POWERS OF DIRECTORS

122. The management of the business of the Company is vested in the directors who, in addition to the powers and authorities by these Articles or otherwise expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by statute expressly directed or required to be exercised or done by the shareholders, but subject nevertheless to the provisions of any statute, the Memorandum or these Articles. No modification of the Memorandum or these Articles shall

invalidate any prior act of the directors that would have been valid if such modification had not been made.

123.   Without restricting the generality of the terms of any of these Articles and without prejudice to the powers conferred thereby, the directors may:

(1)   take such steps as they think fit to carry out any agreement or contract made by or on behalf of the Company;

(2)   pay costs, charges and expenses preliminary and incidental to the promotion, formation, establishment, and registration of the Company;

(3)   purchase or otherwise acquire for the Company any property, rights or privileges that the Company is authorized to acquire, at such price and generally on such terms and conditions as they think fit;

(4)   pay for any property, rights or privileges acquired by, or services rendered to the Company either wholly or partially in cash or in shares (fully paid-up or otherwise), bonds, debentures or other securities of the Company;

(5)   subject to the Act, secure the fulfilment of any contracts or engagements entered into by the Company by mortgaging or charging all or any of the property of the Company and its unpaid capital for the time being, or in such other manner as they think fit;

(6)   appoint, remove or suspend at their discretion such experts, managers, secretaries, treasurers, officers, clerks, agents and servants for permanent, temporary or special services, as they from time to time think fit, and determine their powers and duties and fix their salaries or emoluments and require security in such instances and to such amounts as they think fit;

(7)   accept a surrender of shares from any shareholder insofar as the law permits and on such terms and conditions as may be agreed;

(8)   appoint any person or persons to accept and hold in trust for the Company any property belonging to the Company, or in which it is interested, execute and do all such deeds and things as may be required in relation to such trust, and provide for the remuneration of such trustee or trustees;

(9)   institute, conduct, defend, compound or abandon any legal proceedings by and against the Company, its directors or its officers or otherwise concerning the affairs of the Company, and also compound and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Company;

(10)   refer any claims or demands by or against the Company to arbitration and observe and perform the awards;

(11) make and give receipts, releases and other discharges for amounts payable to the Company and for claims and demands of the Company;

(12) determine who may exercise the borrowing powers of the Company and sign on the Company's behalf bonds, debentures or other securities, bills, notes, receipts, acceptances, assignments, transfers, hypothecations, pledges, endorsements, cheques, drafts, releases, contracts, agreements and all other instruments and documents;

(13) provide for the management of the affairs of the Company abroad in such manner as they think fit, and in particular appoint any person to be the attorney or agent of the Company with such powers (including power to sub-delegate) and upon such terms as may be thought fit;

(14) invest and deal with any funds of the Company in such securities and in such manner as they think fit; and vary or realize such investments;

(15) subject to the Act, execute in the name and on behalf of the Company in favour of any director or other person who may incur or be about to incur any personal liability for the benefit of the Company such mortgages of the Company's property, present and future, as they think fit;

(16) give any officer or employee of the Company a commission on the profits of any particular business or transaction or a share in the general profits of the Company;

(17) set aside out of the profits of the Company before declaring any dividend such amounts as they think proper as a reserve fund to meet contingencies or provide for dividends, depreciation, repairing, improving and maintaining any of the property of the Company and such other purposes as the directors may in their absolute discretion think in the interests of the Company; and invest such amounts in such investments as they think fit, and deal with and vary such investments, and dispose of all or any part of them for the benefit of the Company, and divide the reserve fund into such special funds as they think fit, with full power to employ the assets constituting the reserve fund in the business of the Company without being bound to keep them separate from the other assets;

(18) make, vary and repeal rules respecting the business of the Company, its officers and employees, the shareholders of the Company or any section or class of them;

(19) enter into all such negotiations and contracts, rescind and vary all such contracts, and execute and do all such acts, deeds and things in the name and on behalf of the Company as they consider expedient for or in relation to any of the matters aforesaid or otherwise for the purposes of the Company;

(20) provide for the management of the affairs of the Company in such manner as they think fit.

SOLICITORS

124. The Company may employ or retain solicitors any of whom may, at the request or on the instruction of the directors, the Chairman, the President or a managing director, attend meetings of the directors or shareholders, whether or not the solicitor is a shareholder or a director of the Company. A solicitor who is also a director may nevertheless charge for services rendered to the Company as a solicitor.

THE SEAL

125. The directors shall arrange for the safe custody of the common seal of the Company (the "Seal"). The Seal may be affixed to any instrument in the presence of and contemporaneously with the attesting signature of (i) any director or officer acting within such person's authority or (ii) any person under the authority of a resolution of the directors or a committee thereof. For the purpose of certifying documents or proceedings the Seal may be affixed by any director or the President, a vice-president, the Secretary, an assistant secretary or any other officer of the Company without the authorization of a resolution of the directors.

126. The Company may have facsimiles of the Seal which may be used interchangeably with the Seal.

127. The Company may have for use at any place outside the Province of Nova Scotia, as to all matters to which the corporate existence and capacity of the Company extends, an official seal that is a facsimile of the Seal of the Company with the addition on its face of the name of the place where it is to be used; and the Company may by writing under its Seal authorize any person to affix such official seal at such place to any document to which the Company is a party.

DIVIDENDS

128. The directors may from time to time declare such dividend as they deem proper upon shares of the Company according to the rights and restrictions attached to any class or series of shares, and may determine the date upon which such dividend will be payable and that it will be payable to the persons registered as the holders of the shares on which it is declared at the close of business upon a record date. No transfer of such shares registered after the record date shall pass any right to the dividend so declared.

129. Dividends may be paid as permitted by law and, without limitation, may be paid out of the profits, retained earnings or contributed surplus of the Company. No interest shall be payable on any dividend except insofar as the rights attached to any class or series of shares provide otherwise.

130. The declaration of the directors as to the amount of the profits, retained earnings or contributed surplus of the Company shall be conclusive.

131. The directors may from time to time pay to the shareholders such interim dividends as in their judgment the position of the Company justifies.

132. Subject to these Articles and the rights and restrictions attached to any class or series of shares, dividends may be declared and paid to the shareholders in proportion to the amount of capital paid-up on the shares (not including any capital paid-up bearing interest) held by them respectively.

133. The directors may deduct from the dividends payable to any shareholder amounts due and payable by the shareholder to the Company on account of calls, instalments or otherwise, and may apply the same in or towards satisfaction of such amounts so due and payable.

134. The directors may retain any dividends on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

135. The directors may retain the dividends payable upon shares to which a person is entitled or entitled to transfer upon the death or bankruptcy of a shareholder or in any way other than by allotment or transfer, until such person has become registered as the holder of such shares or has duly transferred such shares.

136. When the directors declare a dividend on a class or series of shares and also make a call on such shares payable on or before the date on which the dividend is payable, the directors may retain all or part of the dividend and set off the amount retained against the call.

137. The directors may declare that a dividend be paid by the distribution of cash, paid-up shares (at par or at a premium), debentures, bonds or other securities of the Company or of any other company or any other specific assets held or to be acquired by the Company or in any one or more of such ways.

138. The directors may settle any difficulty that may arise in regard to the distribution of a dividend as they think expedient, and in particular without restricting the generality of the foregoing may issue fractional certificates, may fix the value for distribution of any specific assets, may determine that cash payments will be made to any shareholders upon the footing of the value so fixed or that fractions may be disregarded in order to adjust the rights of all parties, and may vest cash or specific assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to the directors.

139. Any person registered as a joint holder of any share may give effectual receipts for all dividends and payments on account of dividends in respect of such share.

140. Unless otherwise determined by the directors, any dividend may be paid by a cheque or warrant delivered to or sent through the post to the registered address of the shareholder entitled, or, when there are joint holders, to the registered address of that one whose name stands first on the register for the shares jointly held. Every cheque or warrant so delivered or sent shall be made payable to the order of the person to whom it is delivered or sent. The mailing or other transmission to a shareholder at the shareholder's registered address (or, in the case of joint shareholders at the address of the holder whose name stands first on the register) of a cheque payable to the order of the person to whom it is addressed for the amount of any dividend payable in cash after the deduction of any tax which the Company

has properly withheld, shall discharge the Company's liability for the dividend unless the cheque is not paid on due presentation. If any cheque for a dividend payable in cash is not received, the Company shall issue to the shareholder a replacement cheque for the same amount on such terms as to indemnity and evidence of non-receipt as the directors may impose. No shareholder may recover by action or other legal process against the Company any dividend represented by a cheque that has not been duly presented to a banker of the Company for payment or that otherwise remains unclaimed for 6 years from the date on which it was payable.

ACCOUNTS

141. The directors shall cause proper books of account to be kept of the amounts received and expended by the Company, the matters in respect of which such receipts and expenditures take place, all sales and purchases of goods by the Company, and the assets, credits and liabilities of the Company.

142. The books of account shall be kept at the head office of the Company or at such other place or places as the directors may direct.

143. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the accounts and books of the Company or any of them shall be open to inspection of the shareholders, and no shareholder shall have any right to inspect any account or book or document of the Company except as conferred by statute or authorized by the directors or a resolution of the shareholders.

144. At the ordinary general meeting in every year the directors shall lay before the Company such financial statements and reports in connection therewith as may be required by the Act or other applicable statute or regulation thereunder and shall distribute copies thereof at such times and to such persons as may be required by statute or regulation.

AUDITORS AND AUDIT

145. Except in respect of a financial year for which the Company is exempt from audit requirements in the Act, the Company shall at each ordinary general meeting appoint an auditor or auditors to hold office until the next ordinary general meeting. If at any general meeting at which the appointment of an auditor or auditors is to take place and no such appointment takes place, or if no ordinary general meeting is held in any year or period of years, the directors shall appoint an auditor or auditors to hold office until the next ordinary general meeting.

146. The first auditors of the Company may be appointed by the directors at any time before the first ordinary general meeting and the auditors so appointed shall hold office until such meeting unless previously removed by a resolution of the shareholders, in which event the shareholders may appoint auditors.

147. The directors may fill any casual vacancy in the office of the auditor but while any such vacancy continues the surviving or continuing auditor or auditors, if any, may act.

148. The Company may appoint as auditor any person, including a shareholder, not disqualified by statute.

149. An auditor may be removed or replaced in the circumstances and in the manner specified in the Act.

150. The remuneration of the auditors shall be fixed by the shareholders, or by the directors pursuant to authorization given by the shareholders, except that the remuneration of an auditor appointed to fill a casual vacancy may be fixed by the directors.

151. The auditors shall conduct such audit as may be required by the Act and their report, if any, shall be dealt with by the Company as required by the Act.

NOTICES

152. A notice (including any communication or document) shall be sufficiently given, delivered or served by the Company upon a shareholder, director, officer or auditor by personal delivery at such person's registered address (or, in the case of a director, officer or auditor, last known address) or by prepaid mail, telegraph, telex, facsimile machine or other electronic means of communication addressed to such person at such address.

153. Shareholders having no registered address shall not be entitled to receive notice.

154. All notices with respect to registered shares to which persons are jointly entitled may be sufficiently given to all joint holders thereof by notice given to whichever of such persons is named first in the Register for such shares.

155. Any notice sent by mail shall be deemed to be given, delivered or served on the earlier of actual receipt and the third business day following that upon which it is mailed, and in proving such service it shall be sufficient to prove that the notice was properly addressed and mailed with the postage prepaid thereon. Any notice given by electronic means of communication shall be deemed to be given when entered into the appropriate transmitting device for transmission. A certificate in writing signed on behalf of the Company that the notice was so addressed and mailed or transmitted shall be conclusive evidence thereof.

156. Every person who by operation of law, transfer or other means whatsoever becomes entitled to any share shall be bound by every notice in respect of such share that prior to such person's name and address being entered on the Register was duly served in the manner hereinbefore provided upon the person from whom such person derived title to such share.

157. Any notice delivered, sent or transmitted to the registered address of any shareholder pursuant to these Articles, shall, notwithstanding that such shareholder is then deceased and that the Company has notice thereof, be deemed to have been served in respect of any registered shares, whether held by such deceased shareholder solely or jointly with other persons, until some other person is registered as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice on the heirs, executors or administrators of the deceased shareholder and all joint holders of such shares.

158. Any notice may bear the name or signature, manual or reproduced, of the person giving the notice written or printed.

159. When a given number of days' notice or notice extending over any other period is required to be given, the day of service and the day upon which such notice expires shall not, unless it is otherwise provided, be counted in such number of days or other period.

INDEMNITY

160. Every director or officer, former director or officer, or person who acts or acted at the Company's request, as a director or officer of the Company, a body corporate, partnership or other association of which the Company is or was a shareholder, partner, member or creditor, and the heirs and legal representatives of such person, in the absence of any dishonesty on the part of such person, shall be indemnified by the Company against, and it shall be the duty of the directors out of the funds of the Company to pay, all costs, losses and expenses, including an amount paid to settle an action or claim or satisfy a judgment, that such director, officer or person may incur or become liable to pay in respect of any claim made against such person or civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Company or such body corporate, partnership or other association, whether the Company is a claimant or party to such action or proceeding or otherwise; and the amount for which such indemnity is proved shall immediately attach as a lien on the property of the Company and have priority as against the shareholders over all other claims.

161. No director or officer, former director or officer, or person who acts or acted at the Company's request, as a director or officer of the Company, a body corporate, partnership or other association of which the Company is or was a shareholder, partner, member or creditor, in the absence of any dishonesty on such person's part, shall be liable for the acts, receipts, neglects or defaults of any other director, officer or such person, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired for or on behalf of the Company, or through the insufficiency or deficiency of any security in or upon which any of the funds of the Company are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any funds, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on the part of such person, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of such person or in relation thereto.

EXECUTION OF DOCUMENTS AND INSTRUMENTS

162. Deeds, transfers, assignments, contracts, obligations, certificates and other instruments and documents of any description whatsoever shall be effectively authorized by and signed on behalf of the Company if signed by any director or officer acting within such person's authority, whether under seal or otherwise as such signatories may see fit. In addition, the board of directors or the shareholders may from time to time by resolution direct the manner in which and the person or persons by whom any particular document or instrument or class of documents or instruments may or shall be signed. Any articles, notice, resolution, requisition, statement or other document or instrument required or permitted to be executed

by more than one person may be executed in several documents or instruments of like form each of which is executed by one or more of such persons, and such documents or instruments, when duly executed by all persons required or permitted, as the case may be, to do so, shall be deemed to constitute one document for all relevant purposes. The secretary or any other officer or any director may sign certificates and similar instruments on the Company's behalf with respect to any factual matters relating to the Company's business and affairs, including certificates verifying copies of the constating documents, resolutions and minutes of meetings of the Company.

REMINDERS

163.   The directors shall comply with the following provisions of the Act or the *Corporations Registration Act* (Nova Scotia) where indicated:

(1)   Keep a current register of shareholders (Section 42).

(2)   Keep a current register of directors, officers and managers, send to the Registrar a copy thereof and notice of all changes therein (Section 98).

(3)   Keep a current register of holders of bonds, debentures and other securities (Section 111 and Third Schedule).

(4)   Call a general meeting every year within the proper time (Section 83). Meetings must be held not later than 15 months after the preceding general meeting.

(5)   Send to the Registrar copies of all special resolutions (Section 88).

(6)   Send to the Registrar notice of the address of the Company's Office and of all changes in such address (Section 79).

(7)   Keep proper minutes of all shareholders' meetings and directors' meetings in the Company's minute book kept at the Company's Office (Sections 89 and 90).

(8)   Obtain a certificate under the *Corporations Registration Act* (Nova Scotia) as soon as business is commenced.

(9)   Send notice of recognized agent to the Registrar under the *Corporations Registration Act* (Nova Scotia).

Name of Subscriber

Charles S. Reagh

Dated at Halifax, Nova Scotia the 31st day of January, 2005.

Witness to above signature:

Lori Euloth

Halifax, Nova Scotia

FILED ELECTRONICALLY
in the computer records maintained by the
Registry of Joint Stock Companies

JAN 3 1 2005

per: _____
STEWART MCKELVEY STIRLING SCALES

WW   TCM Corp.



Nova Scotia

CERTIFICATE OF NAME CHANGE

Companies Act

<u>Registry Number</u>

3097653

<u>Name of Company</u>

TRIACT CANADA MARKETPLACE CORP.

I hereby certify that the above-mentioned company has with approval of the Registrar of Joint Stocks changed its name to:

TCM CORP.

_____
Agent of the Registrar of Joint Stock Companies

_____April 22, 2005_____
Date of Name Change



**Service Nova Scotia and
Municipal Relations
Registry of Joint Stock Companies**

1505 Barrington St., 9th Flr.
PO Box 1529
Halifax, Nova Scotia
B3J 2Y4

Bus: 902 424-7770
Fax: 902 424-4633

I hereby certify that the attached document is a true copy of a document filed
in an electronic format in the office of the Registrar of Joint Stock
Companies on the 22 day of April, 2005

(either Registrar of Joint Stock Companies or Agent for the Registrar of Joint
Stock Companies)

Dated the 22 day of April, 2005

TRIACT CANADA MARKETPLACE CORP.

SPECIAL RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION of the Company that the name of the Company be, with the approval of the Registrar of Joint Stock Companies, changed from

TRIACT CANADA MARKETPLACE CORP.

to

TCM CORP.

effective immediately following approval thereof by the Registrar of Joint Stock Companies and that application be made to the Registrar of Joint Stock Companies to enter the said new name on the register of companies in the place of the present name of the Company.

****

CERTIFICATE

I hereby certify that the foregoing Resolution is a true copy of a Special Resolution duly passed on the 21st day of April, 2005 by being signed by all of the shareholders of the Company who would be entitled to vote on the Resolution at a meeting, all in accordance with the provisions of subsection (1) of Section 92 of the *Companies Act* of Nova Scotia, and that the Resolution is a Special Resolution in accordance with the *Companies Act* of Nova Scotia.

WITNESS my hand and seal of the Company this 21st day of April, 2005.

_____

Gregory Leonard Davies, Secretary
TRIACT CANADA MARKETPLACE CORP.

FILED ELECTRONICALLY
in the computer records maintained by the
Registry of Joint Stock Companies

APR 2 2 2005

per: _____
STEWART McKELVEY STIRLING SCALES

SMSS\\1510310.1



Service Nova Scotia and Municipal Relations
Registry of Joint Stock Companies

Information on File at the Registry for

Registry # 3097653

Date of Printout 2005-Apr-22

Page 1 of 2

Name History

TCM CORP.

Previous Name(s): TRIACT CANADA MARKETPLACE CORP.

Profile

Type:	N.S. Unlimited Liability		
Status:	Active	**Next Renewal Date:**	2006-Jan-31
Status Date:	2005-Jan-31	**Jurisdiction:**	Nova Scotia

Mailing Address:
PO BOX 997
HALIFAX NS   B3J 2X2
Canada

Civic Address/Registered Office:
900-1959 UPPER WATER ST,
HALIFAX NS   B3J 3N2
Canada

Original CA#:
Original CRA#:

Nature Of Business:

E Mail:

Phone: **Fax:**

Activity History

Activity	Filed Date
Incorporated and Registered	2005-Jan-31
Change of Directors	2005-Jan-31
Address Change	2005-Jan-31
Appoint an Agent	2005-Jan-31
Special Resolution	2005-Jan-31
Change of Directors	2005-Jan-31
Effective Date of Name Change	2005-Apr-22
Filed Name Change	2005-Apr-22

People

Name: REAGH, CHARLES S.   **Position:** Recognized Agent

Civic Address:
900-1959 UPPER WATER ST.
HALIFAX NS   B3J 3N2
Canada

Mailing Address:
PO BOX 997
HALIFAX NS   B3J 2X2
Canada



NOVA SCOTIA
Service Nova Scotia and
Municipal Relations
Registry of Joint Stock Companies

People (cont'd)

Name: HIGHT, KENNETH CHARLES

Position: Director

Civic Address:

EXCHANGE TOWER, 130 KING STREET WEST,
SUITE 1040, PO BOX 83
TORONTON ON   M5X 1B1
Canada

Mailing Address:

Occupation:

Name: CAMACHO, IAN ANDREW

Position: Director

Civic Address:

EXCHANGE TOWER, 130 KING STREET WEST,
SUITE 1040, PO BOX 83
TORONTON ON   M5X 1B1
Canada

Mailing Address:

Occupation:

Name: RUDD, WENDY ANNE

Position: Officer

Civic Address:

EXCHANGE TOWER, 130 KING STREET WEST,
SUITE 1040, PO BOX 83
TORONTON ON   M5X 1B1
Canada

Mailing Address:

Office Held: PRESIDENT

Name: DAVIES, GREGORY LEONARD

Position: Officer

Civic Address:

EXCHANGE TOWER, 130 KING STREET WEST,
SUITE 1040, PO BOX 83
TORONTON ON   M5X 1B1
Canada

Mailing Address:

Office Held: CFO AND SECRETARY

Name: KILLIAN, JR., RAYMOND LOUIS

Position: Director

Civic Address:

380 MADISON AVENUE
NEW YORK NEW YORK   10017
United States

Mailing Address:

Occupation:

LIMITED PARTNERSHIP AGREEMENT

THIS AGREEMENT is made as of April 29, 2005

BETWEEN:

TCM Corp., a corporation incorporated under the laws of Nova Scotia (the "General Partner")

- and -

ITG Canada Corp., a corporation incorporated under the laws of Nova Scotia (the "Limited Partner").

WHEREAS the General Partner and Limited Partner intend to form a limited partnership (the "Partnership") under the *Limited Partnerships Act* (Ontario) (the "Act") by filing a declaration under the Act on the date hereof;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the General Partner and the Limited Partner agree as follows:

1.   **Business of the Partnership**

The Partnership will be formed by the filing of a limited partnership declaration pursuant to the Act to carry on the business of operating an alternative trading system.

2.   **Name**

The name of the Partnership will be TriAct Canada Marketplace LP.

3.   **Location**

The principal place of business of the Partnership will be Suite 1050, 130 King Street West, Toronto, Ontario and the books and records of the Partnership must be kept at that location.

4.   **Management**

(1)   Subject to the provisions of the Act, the business and affairs of the Partnership will be managed by the General Partner. Without limiting the generality of the foregoing, the General Partner will have the power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying on the business of the Partnership.

(2)   The Limited Partner must not:

(a)   take part in the management or control of the business of the Partnership;

(b)   execute any document that binds or purports to bind the Partnership or the General Partner;

(c)   purport to have the power or authority to bind the Partnership or the General Partner;

(d)   undertake any obligation or responsibility on behalf of the Partnership; or

(e)   compel a sale or partition, judicial or otherwise, of any property of the Partnership or otherwise require any assets of the Partnership to be distributed.

(3)   Notwithstanding the provisions of Section 1.04(1), the General Partner must not, without the prior written consent of the Limited Partner, sell all or any substantial part of the assets of the Partnership.

(4)   The Partnership must reimburse the General Partner for costs, charges and expenses actually incurred by the General Partner in the performance of its duties hereunder, including costs, charges and expenses directly incurred for the benefit of the Partnership.

5.   **Term**

The Partnership will commence on the filing of the limited partnership declaration referred to above and will continue until dissolved by the written agreement of the Partners. For greater certainty, the admission, resignation, withdrawal or dissolution of any Partner will not dissolve the Partnership.

6.   **Financial Year**

The financial year end of the Partnership will be on December 31st in each year.

7.   **Capital Contributions**

(1)   The General Partner must contribute $2,000 of capital to the Partnership.

(2)   The Limited Partner must contribute $1,998,000 of capital to the Partnership.

8.   **Distributions**

The distributable cash of the Partnership must be allocated and distributed within 120 days after the end of each financial year of the Partnership between the Partners as follows:

General Partner – 0.1 %
Limited Partner – 99.9 %.

9.   **Allocation of Income and Loss**

All net income and net loss of the Partnership calculated in accordance with the provisions of the Income Tax Act (Canada) must be shared between the partners as follows:

General Partner – 0.1 %
Limited Partner – 99.9 %.

10.   **Benefit of the Agreement**

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

11.   **Entire Agreement**

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

12.   **Amendments and Waivers**

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

13.   **Assignment**

Neither of the parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other party.

14.   **Governing Law**

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF the parties have executed this Agreement.

TCM Corp.

Per: *"Wendy A. Rudd"* _____

Wendy A. Rudd, President

ITG Canada Corp.

Per: *"Ian Camacho"* _____

Ian Camacho, Chief Operating Officer

AMENDMENT NO 1. TO LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT NO 1. TO LIMITED PARTNERSHIP AGREEMENT (THIS "AMENDMENT") is made as of August 15, 2006

BETWEEN:

TCM Corp., a corporation incorporated under the laws of Nova Scotia (the "General Partner")

- and -

ITG Canada Corp., a corporation incorporated under the laws of Nova Scotia (the "Limited Partner").

WHEREAS the General Partner and the Limited Partner entered into a limited partnership agreement made as of April 29, 2005 (the "Partnership Agreement") and formed a limited partnership (the "Partnership") under the *Limited Partnerships Act* (Ontario) (the "Act") by filing a declaration under the Act on April 29, 2005;

AND WHEREAS the General Partner and Limited Partner now wish to amend the Partnership Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the General Partner and the Limited Partner agree as follows:

1. **Capital Contributions**

Section 7 of the Partnership Agreement is hereby deleted in its entirety and replaced with the following:

"7. **Capital Contributions**

(1)   The General Partner must contribute an initial $2,000 of capital to the Partnership.

(2)   The Limited Partner must contribute an initial $1,998,000 of capital to the Partnership.

(3)   Any future capital contributions required by the Partnership after the initial capital contributions described in Subsections (1) and (2) above are made, shall be made in the following proportions:

General Partner – 0.1 %
Limited Partner – 99.9 %.

2. **Benefit of the Amendment**

This Amendment will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

3.   **Entire Agreement**

This Amendment constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Amendment.

4.   **Amendments and Waivers**

No amendment to this Amendment will be valid or binding unless set forth in writing and duly executed by the parties hereto. No waiver of any breach of any provision of this Amendment will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

5.   **Assignment**

Neither of the parties hereto may assign its rights or obligations under this Amendment without the prior written consent of the other party.

6.   **Governing Law**

This Amendment will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.   **Confirmation of Terms**

The Partnership Agreement shall, as of and from the date hereof, be read and construed in conjunction with this Amendment and all of the terms and conditions of the Partnership Agreement, as amended by this Amendment, are hereby confirmed and shall continue in full force and effect.

IN WITNESS WHEREOF the parties have executed this Amendment as of the date first written above.

TCM Corp.

Per: _____
Wendy A. Rudd, President

ITG Canada Corp.

Per: _____
Ian Camacho, Chief Operating Officer

AMENDMENT NO. 2 TO THE LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT is made as of April 17, 2007

BETWEEN

        TCM Corp., a corporation incorporated under the laws of Nova Scotia (the "**General Partner**")

        - and -

        ITG Canada Corp., a corporation incorporated under the laws of Nova Scotia (the "**Limited Partner**").

WHEREAS the General Partner and the Limited Partner are parties to a limited partnership agreement (the "**Original Agreement**"), dated as of April 29, 2005;

AND WHEREAS the parties amended the Original Agreement on August 15, 2006 pursuant to Amendment No. 1 to the Limited Partnership Agreement ("**Amendment No. 1**", and together with the Original Agreement, the "**Existing Agreement**");

AND WHEREAS the parties hereto wish to amend the terms of the Existing Agreement with respect to the name of the Partnership, to include a French form of name;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

1.01   Definitions

Unless something in the subject matter or context is inconsistent therewith, all terms defined in the Existing Agreement and not otherwise defined herein will have the same meanings as in the Existing Agreement and all conventions of interpretation that are established in the Existing Agreement will have the same effect herein as in the Existing Agreement.

1.02   Headings

The division of this Amendment into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Amendment. The terms "hereof", "hereunder" and similar expressions refer to this Amendment and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Amendment.

1.03   Name

(1)   Section 2 of the Existing Agreement is amended by deleting the words "TriAct Canada Marketplace LP" and replacing them with "TriAct Canada Marketplace LP / TriAct marché canadien S.E.C.".

1.04   Confirmation

Except as hereinbefore provided, the parties hereto confirm the terms and conditions of the Existing Agreement and acknowledge that the Existing Agreement is in full force and effect. If any term of the Existing Agreement is inconsistent with the terms of this Amendment the terms of this Amendment will prevail. The Original Agreement, Amendment No. 1 and this Amendment shall together constitute the Limited Partnership Agreement.

1.05   Benefit of the Amendment

This Amendment will enure to the benefit of and be binding upon the General Partner and the Limited Partner, and their respective successors and permitted assigns.

1.06   Governing Law

This Amendment will be governed by, and construed in accordance with, the internal laws of the Province of Ontario without regard to the choice of law principles thereof.

1.07   Counterparts

This Amendment may be executed in counterparts, each of which will be deemed to be an original and both of which taken together will be deemed to constitute one and the same instrument.

1.08   Electronic Transmission

Delivery of an executed signature page to this Amendment by any party by electronic transmission will be as effective as delivery of a manually executed copy of the Amendment by such party.

IN WITNESS WHEREOF the parties have executed this Amendment.

TCM Corp.

Per: _WENDY RUDD_ _____
      WENDY RUDD, PRESIDENT

ITG Canada Corp.

Per: _____

<u>Exhibit M</u>

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1.   Name,

2.   Date of election to membership or acceptance as a participant, subscriber or other user,

3.   Principal business address and telephone number,

4.   If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5.   Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6.   The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
ABN AMRO Clearing Chicago LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Agency Desk, LLC	7/1/2009	NA	NA	NA	NA	NA	Member TPH	590 Madison Avenue 21st Floor New York, NY 10022	212-935-9835	Market Maker
Akuna Securities LLC	9/15/2015	NA	NA	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
All Rise Trading LLC	NA	NA	NA	NA	8/14/2018	NA	Member TPH	141 W. Jackson Bolvd., Suite 300A, Chicago, IL 60604	312-483-2147	Floor Broker
Alpha Direct LLC	8/20/2015	8/20/2015	8/20/2015	8/20/2015	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
AMS Derivatives B.V.	8/14/2019	9/10/2019	9/10/2019	8/14/2019	12/1/2017	6/5/2019	Member TPH	Strawinskylann 3095 Amsterdam, 1077ZX Netherlands	31-020-708-7000	Proprietary Trading
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	NA	NA	Sponsored Participant	440 9th Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary Trading
ATM Execution LLC dba Cowen Electronic	3/15/2012	3/15/2012	3/21/2012	3/21/2012	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Belvedere Trading LLC	11/1/2011	3/1/2012	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	9/27/2013	8/13/2013	4/27/2009	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
BNY Mellon Capital Markets, LLC	NA	NA	NA	1/17/2017	NA	NA	Member TPH	101 Barclay Street New York, NY 10286	212-815-4972	Market Maker
Boerboel Capital LLC	11/17/2017	8/27/2019	8/27/2019	8/27/2019	2/1/2017	NA	Member TPH	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	############	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Cardinal Capital Management, LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker/Proprietary
Casey Securities LLC	NA	NA	NA	NA	8/3/2020	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/17/2017	11/27/2017	11/27/2017	11/17/2017	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6145	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Citigroup Derivatives Markets Inc.	2/15/2018	NA	NA	2/15/2018	12/3/2004	2/25/2011	Member TPH	130 Cheshire Lane Suite 102 Minnetonka, MN 55305	212-723-2960	Market Maker
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Platou Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street Markets, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	NA	NA	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	NA	NA	Member TPH	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-930-9050	Market Maker, Proprietary Trading
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Cognitive Capital, LLC	NA	NA	NA	NA	5/13/2004	NA	Member TPH	141 W Jackson Boulevard Suite 1620 Chicago, IL 60604	312-431-0400	Proprietary Trading
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	NA	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1010	Market Maker
Cowen Prime Services LLC	3/15/2011	3/15/2011	NA	NA	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business, Proprietary Trading
Credit Suisse Securities (USA) LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	8/14/1981	10/8/2010	Member TPH	11 Madison Avenue New York, NY 10010	212-325-2000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Critical Trading, LLC	7/1/2014	6/8/2018	NA	6/8/2018	NA	NA	Member TPH	120 W 45th Street 15th Floor New York, NY 10036	646-918-0529	Market Maker, Proprietary Trading
CSS, LLC	NA	NA	NA	NA	8/21/1998	NA	Member TPH	175 W Jackson Boulevard Suite 440 Chicago, IL 60604	312-542-8505	Proprietary Trading
CTC, LLC	3/15/2018	NA	NA	NA	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	10/16/2015	4/5/1999	NA	Member TPH	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker, Proprietary Trading
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Deutsche Bank Securities Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	4/25/1996	8/15/2011	Member TPH	60 Wall Street New York, NY 10005	212-250-2500	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1	#32-05 Singapore 018960	312-542-1005	Proprietary Trading
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
E D & F Man Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
E*TRADE Securities LLC	NA	NA	NA	6/10/2010	NA	NA	Member TPH	11 Times Square 32nd Floor New York, NY 10036	646-521-4300	Public Customer Business
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
FIS Brokerage & Securities Services LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	NA	NA	Member TPH	2100 Enterprise Avenue Geneva, IL 60134	630-482-7100	Agency
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Gair Loch Enterprises Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
Gair Loch Enterprises Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New Yorka, NY 10017	212-883-0600	Agency, Institutional Trading
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	11/23/1994	NA	Member TPH	440 S LaSalle Street Suite 3232 Chicago, IL 60605	312-347-8864	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	11/29/2019	2/25/2020	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
Hainey Investments Limited	6/16/2014	NA	NA	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary Trading
HAP Trading LLC	10/1/2009	11/15/2010	NA	6/2/2010	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Hehmeyer, LLC	10/3/2016	10/3/2016	10/3/2016	10/3/2016	NA	NA	Sponsored Participant	601 S LaSalle Street 2nd Floor Chicago, IL 60605	312-327-4112	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
Hilltop Securities Inc.	10/23/2008	9/1/2010	NA	5/21/2013	10/1/2010	NA	Member TPH	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-1800	Clearing, Transact Business with the Public
HRT Financial LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	4 World Trade Center 150 Greenwich Street, 57th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC-Chicago LLC dba IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC-Chicago LLC dba IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	NA	NA	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	NA	NA	Member TPH	140 E 45th Street 27th Floor New York, NY 10017	212-885-6300	Agency
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	NA	NA	Sponsored Participant	240 E 35th Street #3A New York, NY 10016	646-360-0595	Proprietary Trading
Juliet Labs, LLC	9/20/2017	9/20/2017	9/20/2017	9/20/2017	NA	NA	Sponsored Participant	1 Northside Piers Suite 14H Brooklyn, NY 11249	646-360-0595	Proprietary Trading
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampert Capital Markets Inc.	NA	2/18/2014	2/26/2014	NA	NA	NA	Member TPH	444 Madison Avenue Suite 401 New York, NY 10022	646-833-4900	Introducing Broker
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	4/8/2011	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	1/9/2001	9/24/2010	Member TPH	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Clearing, Transact Business with the Public
Lime Brokerage LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	11 E 44th Street Suite 705 New York, NY 10017	212-824-5000	Transact Business with the Public
Liquidnet, Inc.	9/1/2009	NA	NA	NA	NA	NA	Member TPH	498 7th Avenue 15th Floor New York, NY 10018	646-674-2000	Agency
Lupo Securities, LLC	NA	NA	NA	NA	8/1/1997	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker, Proprietary Trading
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	4/8/1985	9/24/2010	Member TPH	One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036	646-743-1295	Clearing, Brokerage, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mint Global Markets, Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
MKM Partners LLC	8/3/2009	NA	5/14/2010	5/14/2010	NA	NA	Member TPH	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-861-9060	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
National Securities Corporation	7/1/2009	NA	NA	NA	NA	NA	Member TPH	One Union Square 600 University Street, Suite 2900 Seattle, WA 98101	206-622-7200	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	50 S LaSalle Street Chicago, IL 60603	312-557-2000	Market Maker
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	NA	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3044	Public Customer Business
Olivetree Financial, LLC	NA	NA	9/1/2016	NA	NA	NA	Member TPH	420 Lexington Avenue Suite 800 New York, NY 10170	646-930-6600	Agency
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	NA	NA	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	NA	NA	Member TPH	2 Seaport Lane 8th Floor Boston, MA 02210	617-855-8722	Market Maker, Proprietary Trading
Princeton Alpha Management, LP	12/1/2015	12/1/2015	12/1/2015	12/1/2015	NA	NA	Sponsored Participant	61 Princeton Hightstown Road West Windsor, NJ 08550	609-269-9212	Agency
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Quiet Light Securities, LLC	NA	NA	NA	NA	5/1/2001	NA	Member TPH	141 W Jackson Boulevard Suite 2020A Chicago, IL 60604	312-431-0573	Market Maker, Proprietary Trading
R.W. Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	NA	NA	Member TPH	452 5th Avenue New York, NY 10018	212-832-6200	Agency
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary Trading
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
Robert W. Baird & Co. Incorporated	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	777 E Wisconsin Avenue Milwaukee, WI 53202	414-765-3500	Market Maker
Ronin Professional, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	1/2/2008	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
Rosenblatt Securities Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
SAL Equity Trading, GP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-3000	Agency, Institutional Trading
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	8/13/2013	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-969-1000	Clearing, Proprietary Trading, Transact Business with the Public
Santander Investment Securities Inc.	4/15/2009	1/3/2011	NA	NA	NA	NA	Member TPH	45 E 53rd Street New York, NY 10022	212-350-3500	Institutional Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
Southern Trust Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
Squarepoint Ops LLC	6/12/2020	6/12/2020	6/12/2020	6/12/2020	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	9/24/2010	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Sumo Captial, LLC	7/15/2013	NA	NA	10/15/2015	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
SumRidge Partners, LLC	NA	NA	NA	12/27/2017	NA	NA	Member TPH	111 Town Square Place Suite 320 Jersey City, NJ 07310	201-898-2520	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
SVB Leerink LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	NA	NA	Member TPH	200 S 108th Avenue Omaha, NE 68154	800-669-3900	Public Customer Business, Clearing Services
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary Trading
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
Themis Trading LLC	8/18/2008	10/1/2010	NA	NA	NA	NA	Member TPH	10 Town Square Suite 100 Chatham, NJ 07928	973-665-9600	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	NA	NA	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary Trading
Timber Hill LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	NA	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency
Tudor, Pickering, Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	NA	NA	Member TPH	1111 Bagby Suite 4900 Houston, TX 77002	713-333-7100	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
U.S. Securities, Intl. Corp.	NA	NA	NA	NA	7/3/1973	NA	Member TPH	120 Broadway Suite 1017 New York, NY 10271	212-227-0800	Transact Business with the Public
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ustocktrade Securities, Inc.	4/17/2015	NA	NA	NA	NA	NA	Member TPH	275 Grove Street Suite 2-400 Newton, MA 02466	617-340-3041	Public Customer Business, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	NA	NA	Member TPH	70 Hudson Street Hoboken, NJ 07030	201-706-7157	Clearing Services
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Volant Execution, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	2/1/2010	3/23/2011	Member TPH	250 Vesey Street Suite 2601 New York, NY 10281	646-804-7900	Market Maker, Order Flow Provider, Brokerage
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	NA	NA	Member TPH	17 Battery Place 11th Floor New York, NY 10004	212-709-9400	Agency
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	NA	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6611	Market Maker
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading
Wolverine Execution Services, LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	3/1/2006	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Clearing, Floor Broker, Transact Business with the Public, Brokerage
Wolverine Securities, LLC	NA	NA	NA	5/31/2017	NA	NA	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	10/1/2015	7/12/1994	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Market Maker, Proprietary Trading
X-Change Financial Access, LLC	NA	NA	NA	NA	5/1/2003	NA	Member TPH	440 S LaSalle Street Suite 2900 Chicago, IL 60605	312-235-0320	Clearing, Floor Broker, Transact Business with the Public
XR Securities LLC	1/15/2009	11/15/2010	5/10/2012	5/10/2012	11/30/2007	NA	Member TPH	550 W Jackson Boulevard Suite 1000 Chicago, IL 60661	312-244-4712	Market Maker, Proprietary Trading
XR Securities LLC	10/10/2019	10/10/2019	10/10/2019	10/10/2019	NA	NA	Sponsored Participant	550 W Jackson Boulevard Suite 1000 Chicago, IL 60661	312-244-4712	Market Maker, Proprietary Trading